Filed by Keane Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No.: 001-38023

Date: September 3, 2019

The following presentation will be provided by members of the Keane Group, Inc. and C&J Energy Services, Inc. management teams during meetings with investors on September 4, 2019. The presentation will be webcast live and can be accessed via the following link: https://event.webcasts.com/starthere.jsp?ei=1259777&tp_key=9c2bf5b22a. A replay will be available for 180 days following the presentation.

Investor Presentation Barclays CEO Energy-Power Conference Company Presentation September 4, 2019 March 2019 0Investor Presentation Barclays CEO Energy-Power Conference Company Presentation September 4, 2019 March 2019 0

Disclosures Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, which were filed with the SEC on February 27, 2019 and August 19, 2019, respectively, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward- looking statement” constitutes a reaffirmation of that statement. Non-GAAP Measures This presentation includes pro-forma Adjusted EBITDA, pro-forma Free Cash Flow, annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis) and Adjusted SG&A, all of which are measures not calculated in accordance with generally accepted accounting principles in the U.S. ( U.S. GAAP ). With respect to the pro-forma Non-GAAP Measures : (i) Adjusted EBITDA excludes the financial impact of items management does not consider in assessing the ongoing operating performance of the combined company, and (ii) Free Cash Flow is defined as the net increase (decrease) in cash and cash equivalents before financing activities. Reconciliations of each of the pro-forma Non-GAAP Measures have not been provided because such reconciliations could not be produced without unreasonable effort. Please see Appendix of this presentation for definitions and reconciliations of annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis), and Adjusted SG&A for C&J and Keane, as applicable. 1Disclosures Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, which were filed with the SEC on February 27, 2019 and August 19, 2019, respectively, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward- looking statement” constitutes a reaffirmation of that statement. Non-GAAP Measures This presentation includes pro-forma Adjusted EBITDA, pro-forma Free Cash Flow, annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis) and Adjusted SG&A, all of which are measures not calculated in accordance with generally accepted accounting principles in the U.S. ( U.S. GAAP ). With respect to the pro-forma Non-GAAP Measures : (i) Adjusted EBITDA excludes the financial impact of items management does not consider in assessing the ongoing operating performance of the combined company, and (ii) Free Cash Flow is defined as the net increase (decrease) in cash and cash equivalents before financing activities. Reconciliations of each of the pro-forma Non-GAAP Measures have not been provided because such reconciliations could not be produced without unreasonable effort. Please see Appendix of this presentation for definitions and reconciliations of annualized Adjusted EBITDA per fully-utilized fleet, other services Adjusted EBITDA (both on a quarterly and annualized basis), and Adjusted SG&A for C&J and Keane, as applicable. 1

Disclosures (cont.) Important Additional Information Regarding the Merger of Equals Filed With the SEC In connection with the proposed merger, Keane has filed a registration statement on Form S-4 that includes a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane with the SEC. Each of Keane and C&J have also filed other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders may obtain free copies of these documents and other documents containing important information about Keane and C&J through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane are available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J are available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-325-6000. Participants in the Solicitation C&J, Keane and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, which were filed with the SEC on February 27, 2019 and August 19, 2019, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from C&J or Keane using the sources indicated above. No Offer or Solicitation This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. 2Disclosures (cont.) Important Additional Information Regarding the Merger of Equals Filed With the SEC In connection with the proposed merger, Keane has filed a registration statement on Form S-4 that includes a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane with the SEC. Each of Keane and C&J have also filed other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders may obtain free copies of these documents and other documents containing important information about Keane and C&J through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane are available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J are available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-325-6000. Participants in the Solicitation C&J, Keane and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, which were filed with the SEC on February 27, 2019 and August 19, 2019, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from C&J or Keane using the sources indicated above. No Offer or Solicitation This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. 2

Table of Contents Merger Overview & Rationale……………………………………….…………………..…..…4 Merger September 2019 Update………………………………………………………..…..18 Appendix………………………………………………………………….………………........…...26 3Table of Contents Merger Overview & Rationale……………………………………….…………………..…..…4 Merger September 2019 Update………………………………………………………..…..18 Appendix………………………………………………………………….………………........…...26 3

Merger Overview & Rationale 4Merger Overview & Rationale 4

Transformative Merger of Equals Highly strategic combination of complementary oilfield service companies Merger Overview Combined Profile • Keane and C&J have entered into a definitive agreement to combine in an all-stock merger of Increased Scale with High- ü equals Quality Asset Base • Creates leading U.S. focused completions and production services company Focused on Service ü Quality and Safety • Combined revenue of $4.0 billion, adjusted EBITDA 1 1 of $567 million , operating cash flow of $628 million 2 and pro-forma enterprise value of $1.3 billion Improved Basin and ü • Combined company delivers attractive diversification Service Diversity across geographies and services, with a continuing focus on safety, service quality, and innovation Enhanced Technology ü • Complementary platforms expected to drive ~$100 Platform million of annualized run-rate cost synergies • Combined company’s new corporate name and ticker Strong Balance Sheet ü symbol to be announced prior to transaction closing and Liquidity Creates expanded and diversified platform focused on shareholder value creation 1 2 Pro-forma adjusted EBITDA and operating cash flow excludes $100mm of gross annualized run-rate synergies. LTM as of 6/30/2019. Enterprise value based on Keane share price as of market close 8/29/2019 and pro-forma net debt of $193mm. 5Transformative Merger of Equals Highly strategic combination of complementary oilfield service companies Merger Overview Combined Profile • Keane and C&J have entered into a definitive agreement to combine in an all-stock merger of Increased Scale with High- ü equals Quality Asset Base • Creates leading U.S. focused completions and production services company Focused on Service ü Quality and Safety • Combined revenue of $4.0 billion, adjusted EBITDA 1 1 of $567 million , operating cash flow of $628 million 2 and pro-forma enterprise value of $1.3 billion Improved Basin and ü • Combined company delivers attractive diversification Service Diversity across geographies and services, with a continuing focus on safety, service quality, and innovation Enhanced Technology ü • Complementary platforms expected to drive ~$100 Platform million of annualized run-rate cost synergies • Combined company’s new corporate name and ticker Strong Balance Sheet ü symbol to be announced prior to transaction closing and Liquidity Creates expanded and diversified platform focused on shareholder value creation 1 2 Pro-forma adjusted EBITDA and operating cash flow excludes $100mm of gross annualized run-rate synergies. LTM as of 6/30/2019. Enterprise value based on Keane share price as of market close 8/29/2019 and pro-forma net debt of $193mm. 5

Transaction Rationale Combination results in enhanced scale, value and financial position Scale & Diversity Across Services & Geographies: Creates large, diversified well completions and production services company, with strong presence in the most 1 active U.S. basins 1 Significant Synergies & Value Creation: $100 million of expected annualized 2 run-rate cost synergies, runway for earnings growth from idle, market ready equipment, and the creation of a more investable equity security with greater liquidity Strong Financial Position: Strong balance sheet delivers stability, opportunities for further innovation and financial flexibility. Immediately accretive to cash flow per share 3 with enhanced potential for increased operating cash flow generation Complementary Cultures & Operating Philosophy: Combines businesses with shared commitment to safety and integrity, employee development, partnerships with 4 blue-chip customers, technological innovation, and community relationships Positioned for Continued Innovation & Investment: Combines shared legacies 5 of innovative R&D and a rich portfolio of proprietary technology to drive safety, value and operational efficiency. Improved ability to invest in next generation opportunities in fracking Compelling merger of equals creates one of the largest U.S. well completions services companies 1 Gross annualized run-rate synergies expected to be achieved within one year of closing. 6Transaction Rationale Combination results in enhanced scale, value and financial position Scale & Diversity Across Services & Geographies: Creates large, diversified well completions and production services company, with strong presence in the most 1 active U.S. basins 1 Significant Synergies & Value Creation: $100 million of expected annualized 2 run-rate cost synergies, runway for earnings growth from idle, market ready equipment, and the creation of a more investable equity security with greater liquidity Strong Financial Position: Strong balance sheet delivers stability, opportunities for further innovation and financial flexibility. Immediately accretive to cash flow per share 3 with enhanced potential for increased operating cash flow generation Complementary Cultures & Operating Philosophy: Combines businesses with shared commitment to safety and integrity, employee development, partnerships with 4 blue-chip customers, technological innovation, and community relationships Positioned for Continued Innovation & Investment: Combines shared legacies 5 of innovative R&D and a rich portfolio of proprietary technology to drive safety, value and operational efficiency. Improved ability to invest in next generation opportunities in fracking Compelling merger of equals creates one of the largest U.S. well completions services companies 1 Gross annualized run-rate synergies expected to be achieved within one year of closing. 6

Enhanced Service Offering 1 Market leader across our completions & production services offering 1 Our Leadership Position 2 Wireline & High-Spec Cementing Hydraulic 3 1 2 5 Pumpdown Coiled Tubing Services Fracturing Significant scale across our combined Diversified revenue base across our service asset platform… offerings, with focus on well completions… Hydraulic HHP ü 2.3 million Frac fleets ü ~50 fleets Hydraulic Fracturing 10% ü Pumpdown 81 units Wireline & Pumpdown Wireline 158 trucks ü Revenue 7% Cementing 70% 3 Cementing 139 units $4.0 billionü 3% Coiled Tubing 2 4 Coiled tubing ü 28 units Well Support Services 11% 5 Workover services ü 364 rigs 6 ü Fluids management 940 trucks Greater diversification of services with enhanced scale 1 2 Spears & Associates, company estimates and public filings. High-spec reflects large diameter units of 2-3/8” units or greater. 13 of 28 units are 3 4 5 high-spec. LTM as of 6/30/2019. Includes rig services, fluids management and other special well site services. >60% of workover rig fleet is high- 6 spec. As of 6/30/2019. Excludes the impact of select West and South Texas fluids management assets divested on 7/31/2019. 7Enhanced Service Offering 1 Market leader across our completions & production services offering 1 Our Leadership Position 2 Wireline & High-Spec Cementing Hydraulic 3 1 2 5 Pumpdown Coiled Tubing Services Fracturing Significant scale across our combined Diversified revenue base across our service asset platform… offerings, with focus on well completions… Hydraulic HHP ü 2.3 million Frac fleets ü ~50 fleets Hydraulic Fracturing 10% ü Pumpdown 81 units Wireline & Pumpdown Wireline 158 trucks ü Revenue 7% Cementing 70% 3 Cementing 139 units $4.0 billionü 3% Coiled Tubing 2 4 Coiled tubing ü 28 units Well Support Services 11% 5 Workover services ü 364 rigs 6 ü Fluids management 940 trucks Greater diversification of services with enhanced scale 1 2 Spears & Associates, company estimates and public filings. High-spec reflects large diameter units of 2-3/8” units or greater. 13 of 28 units are 3 4 5 high-spec. LTM as of 6/30/2019. Includes rig services, fluids management and other special well site services. >60% of workover rig fleet is high- 6 spec. As of 6/30/2019. Excludes the impact of select West and South Texas fluids management assets divested on 7/31/2019. 7

Significant Scale in the U.S. 1 Creating a leading provider of multi-basin completions & production services in the U.S. Ability to serve Improved efficiencies Ability to leverage Greater relevancy to customers with via increased basin existing technology current and potential broader geographical density & leveraging across a larger supplier base footprint; greater field & corporate platform and invest in cross-sell opportunities overhead emerging technologies 1 2 Increased North America Presence Leading U.S. Frac Position Total HHP (mm) ’18 NAm Rev.($ billions) 3rd largest company based 4th largest company based on 4.6 on total HHP total North America oilfield 2.6 service revenues 2.3 2.2 1.6 1.5 1.4 1.4 1.1 1.1 4.0 0.9 0.9 0.8 Increases presence in North America; establishes leading base of U.S. focused frac equipment 1 Source: Spears & Associates and company filings. Pro-forma revenue of $4.0B reflects LTM as of 6/30/2019. All other values are FY 2018. Pro- 2 forma revenue for FY 2018 is $4.4B. Source: Rystad Energy. Reflects U.S. land HHP. FRAC and C&J reflect most recent company filings. 8Significant Scale in the U.S. 1 Creating a leading provider of multi-basin completions & production services in the U.S. Ability to serve Improved efficiencies Ability to leverage Greater relevancy to customers with via increased basin existing technology current and potential broader geographical density & leveraging across a larger supplier base footprint; greater field & corporate platform and invest in cross-sell opportunities overhead emerging technologies 1 2 Increased North America Presence Leading U.S. Frac Position Total HHP (mm) ’18 NAm Rev.($ billions) 3rd largest company based 4th largest company based on 4.6 on total HHP total North America oilfield 2.6 service revenues 2.3 2.2 1.6 1.5 1.4 1.4 1.1 1.1 4.0 0.9 0.9 0.8 Increases presence in North America; establishes leading base of U.S. focused frac equipment 1 Source: Spears & Associates and company filings. Pro-forma revenue of $4.0B reflects LTM as of 6/30/2019. All other values are FY 2018. Pro- 2 forma revenue for FY 2018 is $4.4B. Source: Rystad Energy. Reflects U.S. land HHP. FRAC and C&J reflect most recent company filings. 8

Broader Basin Reach & Service Diversity 1 Greater scale and scope with meaningful position in the most active U.S. basins 1 Revenue by Basin % of total 1,2 Adjusted EBITDA $4.0 billion revenue $567 million 43% 7% 7% 20% 86% 13% 12% Completions Services 8% 6% Construction & Intervention Well Support Services Permian Marcellus / Rockies / South / Mid-Con California / Utica Bakken East TX Other Greater scale with broader scope of services to better serve our customers 1 2 LTM ending 6/30/2019. Pro-forma adjusted EBITDA before $100mm of gross annualized run-rate synergies. 9Broader Basin Reach & Service Diversity 1 Greater scale and scope with meaningful position in the most active U.S. basins 1 Revenue by Basin % of total 1,2 Adjusted EBITDA $4.0 billion revenue $567 million 43% 7% 7% 20% 86% 13% 12% Completions Services 8% 6% Construction & Intervention Well Support Services Permian Marcellus / Rockies / South / Mid-Con California / Utica Bakken East TX Other Greater scale with broader scope of services to better serve our customers 1 2 LTM ending 6/30/2019. Pro-forma adjusted EBITDA before $100mm of gross annualized run-rate synergies. 9

Significant Value from Synergies 2 Driving value creation via ~$100mm of non-market dependent cost synergies S SG G& &A A • Efficiency in support structure • Overhead consolidation • Economies of scale SupS pG ly& C A hain ~$100mm • Proppant, chemicals and consumables Annualized • Optimize best-in-class solutions 1 synergies • Wireline vertical manufacturing • Economies of scale OpS eG rat &iA ons • Improved basin density and absorption • Overhead consolidation • Adopting best-in-class practices Full annualized synergies expected to be realized within one year of closing 1 Gross annualized run-rate synergies. Estimating approximately $60mm of one-time costs to achieve synergies. 10Significant Value from Synergies 2 Driving value creation via ~$100mm of non-market dependent cost synergies S SG G& &A A • Efficiency in support structure • Overhead consolidation • Economies of scale SupS pG ly& C A hain ~$100mm • Proppant, chemicals and consumables Annualized • Optimize best-in-class solutions 1 synergies • Wireline vertical manufacturing • Economies of scale OpS eG rat &iA ons • Improved basin density and absorption • Overhead consolidation • Adopting best-in-class practices Full annualized synergies expected to be realized within one year of closing 1 Gross annualized run-rate synergies. Estimating approximately $60mm of one-time costs to achieve synergies. 10

Enhanced Positioning Relative to Peers 2 Unrivaled scale enhances financial and operational flexibility 1 Revenue (LTM, $mm) $3,965 ~1.9x larger than the next largest peer $2,109 $2,070 $2,016 $1,895 $1,866 $1,510 $1,031 Pro-Forma LBRT CJ SPN FRAC PUMP RES FTSI Pro-Forma 1 Cash Flow from Operating Activities (LTM, $mm) 2 ~1.8x larger than the next largest peer $628 3 Synergies Pro-Forma LBRT CJ SPN FRAC PUMP RES FTSI Pro-Forma Transaction creates differentiation on financial magnitude and cash generation 1 2 3 LTM as of 6/30/2019. ProPetro reflects LTM as of 3/31/2019. Excludes ProPetro. $100mm of gross annualized run-rate synergies not included in pro-forma Cash Flow from Operating Activities of $628mm. 11Enhanced Positioning Relative to Peers 2 Unrivaled scale enhances financial and operational flexibility 1 Revenue (LTM, $mm) $3,965 ~1.9x larger than the next largest peer $2,109 $2,070 $2,016 $1,895 $1,866 $1,510 $1,031 Pro-Forma LBRT CJ SPN FRAC PUMP RES FTSI Pro-Forma 1 Cash Flow from Operating Activities (LTM, $mm) 2 ~1.8x larger than the next largest peer $628 3 Synergies Pro-Forma LBRT CJ SPN FRAC PUMP RES FTSI Pro-Forma Transaction creates differentiation on financial magnitude and cash generation 1 2 3 LTM as of 6/30/2019. ProPetro reflects LTM as of 3/31/2019. Excludes ProPetro. $100mm of gross annualized run-rate synergies not included in pro-forma Cash Flow from Operating Activities of $628mm. 11

Strong Financial Position 3 Delivers stability and increased flexibility to invest in business innovation As of June 30, 2019 1 Cash $165mm Data in $ million Keane C&J Pro-Forma 1 Cash $117 $114 $165 1 Senior Secured Term Loan 347 - 347 Net Debt $193mm Capital Leases 10 - 10 Total Debt 357 - 357 2 Undrawn ABL Net Debt 240 (114) 193 $450mm 3 Net Debt / LTM Adj. EBITDA 0.7x - 0.3x 3 Total Debt / LTM Adj. EBITDA 1.1x - 0.6x Leverage 0.3x Merger maintains strong financial position including attractive cash, liquidity and leverage 1 2 Includes $67mm payment related to permitted $1.00/share dividend to C&J shareholders. Does not include one-time costs. Current undrawn ABL of 3 $300mm, expected to increase to $450mm following closing. 100mm of gross annualized run-rate synergies not included in pro-forma Adj. EBITDA. 12Strong Financial Position 3 Delivers stability and increased flexibility to invest in business innovation As of June 30, 2019 1 Cash $165mm Data in $ million Keane C&J Pro-Forma 1 Cash $117 $114 $165 1 Senior Secured Term Loan 347 - 347 Net Debt $193mm Capital Leases 10 - 10 Total Debt 357 - 357 2 Undrawn ABL Net Debt 240 (114) 193 $450mm 3 Net Debt / LTM Adj. EBITDA 0.7x - 0.3x 3 Total Debt / LTM Adj. EBITDA 1.1x - 0.6x Leverage 0.3x Merger maintains strong financial position including attractive cash, liquidity and leverage 1 2 Includes $67mm payment related to permitted $1.00/share dividend to C&J shareholders. Does not include one-time costs. Current undrawn ABL of 3 $300mm, expected to increase to $450mm following closing. 100mm of gross annualized run-rate synergies not included in pro-forma Adj. EBITDA. 12

Complementary Cultures & Platforms 4 Like-minded approach to strategy, customers and shareholder value Customer Centric Culture Safety Employees Asset Quality We share an unwavering We recognize that our We rigorously maintain commitment to the safety greatest assets are our high-quality equipment. and well being of our people, and we are Together, our combined people, customers and the focused on their world class asset platform communities in which we growth and is capable of efficiently operate development serving customers Keane and C&J: Safety, efficiency and differentiation through quality service and innovation 13Complementary Cultures & Platforms 4 Like-minded approach to strategy, customers and shareholder value Customer Centric Culture Safety Employees Asset Quality We share an unwavering We recognize that our We rigorously maintain commitment to the safety greatest assets are our high-quality equipment. and well being of our people, and we are Together, our combined people, customers and the focused on their world class asset platform communities in which we growth and is capable of efficiently operate development serving customers Keane and C&J: Safety, efficiency and differentiation through quality service and innovation 13

High-Quality Portfolio of Frac Assets 4 Shared approach to maintenance; perpetual cycle to keep assets fresh Safe and Reliable Leading Operational Strong Focus on Reducing Operations Non-Productive Time Execution ü Highly-utilized fleet at ~80%, with upside earnings potential from ~20% idle warm fleets 1 requiring minimal capex ü Aligned operating philosophies focused on asset quality and reliability ü Distribution demonstrates favorable profile of condition of key frac components ü Significant investments made in recent years in both new capacity and maintenance 240 300 160 120 180 225 105 120 90 120 150 80 75 60 60 75 Engines Engines 40 45 Transmissions Transmissions 0 0 0 30 100-80% 80-60% 60-40% 40-20% 20-0% 100-80% 80-60% 60-40% 40-20% 20-0% Remaining Useful Life Remaining Useful Life Aligned focus on maintaining quality and fresh assets, supported by balance sheet strength 1 As of Q2 2019. Reflects 23.0 average deployed Keane fleets and 16.1 average deployed C&J fleets, compared to ~50 combined total fleets. 14 # engines # transmissions # engines # transmissionsHigh-Quality Portfolio of Frac Assets 4 Shared approach to maintenance; perpetual cycle to keep assets fresh Safe and Reliable Leading Operational Strong Focus on Reducing Operations Non-Productive Time Execution ü Highly-utilized fleet at ~80%, with upside earnings potential from ~20% idle warm fleets 1 requiring minimal capex ü Aligned operating philosophies focused on asset quality and reliability ü Distribution demonstrates favorable profile of condition of key frac components ü Significant investments made in recent years in both new capacity and maintenance 240 300 160 120 180 225 105 120 90 120 150 80 75 60 60 75 Engines Engines 40 45 Transmissions Transmissions 0 0 0 30 100-80% 80-60% 60-40% 40-20% 20-0% 100-80% 80-60% 60-40% 40-20% 20-0% Remaining Useful Life Remaining Useful Life Aligned focus on maintaining quality and fresh assets, supported by balance sheet strength 1 As of Q2 2019. Reflects 23.0 average deployed Keane fleets and 16.1 average deployed C&J fleets, compared to ~50 combined total fleets. 14 # engines # transmissions # engines # transmissions

Portfolio of Blue-Chip Customers 4 Highly complementary customer base with limited overlap Partnerships with high-quality customers Focused on delivering top-tier safety, efficiency and execution Combined scale enables growth via existing and new customers Deepens and expands rich portfolio of customer partnerships Note: Represents select customers of C&J and Keane for full-year 2018 and YTD 2019 through 6/30/2019. 15Portfolio of Blue-Chip Customers 4 Highly complementary customer base with limited overlap Partnerships with high-quality customers Focused on delivering top-tier safety, efficiency and execution Combined scale enables growth via existing and new customers Deepens and expands rich portfolio of customer partnerships Note: Represents select customers of C&J and Keane for full-year 2018 and YTD 2019 through 6/30/2019. 15

Combined History of Successful M&A 4 Shared track record of M&A selection, execution and integration Focused on Proven Ability to Committed to Disciplined Capital Expansion, Successfully Shareholder Value Allocation Approach Technology and Integrate Creation Consolidation March 2016 November 2017 Creating an industry-leading, diversified oilfield services provider July 2017 July 2018 Exhibited history of value-creating M&A 16Combined History of Successful M&A 4 Shared track record of M&A selection, execution and integration Focused on Proven Ability to Committed to Disciplined Capital Expansion, Successfully Shareholder Value Allocation Approach Technology and Integrate Creation Consolidation March 2016 November 2017 Creating an industry-leading, diversified oilfield services provider July 2017 July 2018 Exhibited history of value-creating M&A 16

Poised for Continued Innovation & Returns 5 Leading, high-quality asset base… 2.3mm HHP + Full suite of non-frac services …Constant evaluation of Technology …Generating attractive product line performance cash flow… investment drives based on returns customer productivity $628 million and shareholder Returns Focused 1 Operating cash flow returns …Enhanced by earnings accretion from synergies… $100 million Annualized run-rate synergies Scaled completions & production services company focused on U.S. – allows for focused investment 1 Pro-forma Cash Flow from Operating Activities. LTM as of 6/30/2019. Does not include gross annualized run-rate synergies of $100mm. 17Poised for Continued Innovation & Returns 5 Leading, high-quality asset base… 2.3mm HHP + Full suite of non-frac services …Constant evaluation of Technology …Generating attractive product line performance cash flow… investment drives based on returns customer productivity $628 million and shareholder Returns Focused 1 Operating cash flow returns …Enhanced by earnings accretion from synergies… $100 million Annualized run-rate synergies Scaled completions & production services company focused on U.S. – allows for focused investment 1 Pro-forma Cash Flow from Operating Activities. LTM as of 6/30/2019. Does not include gross annualized run-rate synergies of $100mm. 17

Merger September 2019 Update 18Merger September 2019 Update 18

Unique Set of Attributes A new service company with unique attributes and a compelling value proposition Oilfield Service 70 Public companies 1 companies >$2 billion $4.0 billion 19 LTM revenue <1.0x 2 0.3x 7 Net debt / LTM Adj. EBITDA >20% 4 20% 1 3 FCF yield Excess cash flow allows multiple avenues of shareholder return 1 Includes AKSO-NO, APY, AROC, ASPN, BAS, BHGE, BOOM, CEU-CA, CFX, CKH, CLB, CRR, CVIA, DNOW, DO, DRQ, ERA-US, ERII, ESI-CA, ESN-CA, EXTN, FET, FI, FTI, FTK, FTSI, GTLS, HAL, HCR, HLX, HP, ICD, KEG, KLXE, LBRT, MDR, MRC, NBR, NCSM, NE, NINE, NOV, NR, OII, OIS, PD-CA, PESX, PSI-CA, PTEN, PUMP, 2 QES, RES, RIG, RNGR, SBO-AT, SLB, SLCA, SND, SOI, SPN, SUBC-NO, TCW-CA, TDW, TS, TTI, USWS, VAL, WEIR-GB, WHD, WTTR. Net debt / LTM Adj. EBITDA. 3 4 Excludes $100mm of gross annualized run-rate synergies. Free cash flow sourced from FactSet. LTM as of 6/30/2019 vs. market capitalization as of 8/29/2019. Includes 19 $100mm of gross annualized run-rate synergies. Unique Set of Attributes A new service company with unique attributes and a compelling value proposition Oilfield Service 70 Public companies 1 companies >$2 billion $4.0 billion 19 LTM revenue <1.0x 2 0.3x 7 Net debt / LTM Adj. EBITDA >20% 4 20% 1 3 FCF yield Excess cash flow allows multiple avenues of shareholder return 1 Includes AKSO-NO, APY, AROC, ASPN, BAS, BHGE, BOOM, CEU-CA, CFX, CKH, CLB, CRR, CVIA, DNOW, DO, DRQ, ERA-US, ERII, ESI-CA, ESN-CA, EXTN, FET, FI, FTI, FTK, FTSI, GTLS, HAL, HCR, HLX, HP, ICD, KEG, KLXE, LBRT, MDR, MRC, NBR, NCSM, NE, NINE, NOV, NR, OII, OIS, PD-CA, PESX, PSI-CA, PTEN, PUMP, 2 QES, RES, RIG, RNGR, SBO-AT, SLB, SLCA, SND, SOI, SPN, SUBC-NO, TCW-CA, TDW, TS, TTI, USWS, VAL, WEIR-GB, WHD, WTTR. Net debt / LTM Adj. EBITDA. 3 4 Excludes $100mm of gross annualized run-rate synergies. Free cash flow sourced from FactSet. LTM as of 6/30/2019 vs. market capitalization as of 8/29/2019. Includes 19 $100mm of gross annualized run-rate synergies.

Illustrative Earnings Potential Significant free cash flow in a range of scenarios + ~$250 – $900+ million ~$100 – 160+ million 3 Hydraulic Fracturing Adjusted EBITDA Other Services Adjusted EBITDA $100 $115 $136 $145 $160 Annualized Adj. EBITDA / Fully-Utilized Fleet 1 ü Wireline & Pumpdown $33mm 1 1 2Q19: $10.0 $11.3 $13.5 $14.8 $18.0 Annualized: $132mm ü Cementing 25.0 $250 $282 $338 $369 $450 ü Coiled Tubing 1 $1mm 2Q19: 30.0 $300 $339 $405 $443 $540 ü Well Support Services Annualized: $4mm 34.4 $344 $388 $465 $508 $619 + $100+ million 40.0 $400 $451 $541 $591 $720 Annualized cost synergies 50.0 $500 $564 $676 $739 $900 = Free Cash Flow 2Q19 Summary A B C 2 Hydraulic Fracturing $250 $465 $900 Annualized EBITDA/fleet Fully-Utilized Fleets Other Businesses 100 136 160 1 22.0 fleets $14.8mm Synergies 100 100 100 4 Corporate G&A (65) (65) (65) 1 12.4 fleets $11.3mm Total Adj. EBITDA $385 $636 $1,095 5 Maintenance Capex (150) (220) (300) Total: 34.4 fleets Wtd. Avg: $13.5mm 6 Strategic Capex (15) (50) (60) Free Cash Flow $220 $366 $735 1 2 3 See Appendix for a reconciliation of non-GAAP measures. Annualized EBITDA per fully-utilized fleet. For Keane, includes Other Services segment (cementing) and reflects Adjusted Gross Profit. For C&J, includes Cased-hole Wireline and Pumpdown Services, Other Completions Services, Well Construction and Intervention 4 Services segment, and Well Support Services segment. Reflects $64mm of 2Q19 run-rate C&J corporate G&A not allocated to business units, excluding $3.4mm of 5 non-cash stock compensation expense; rounded to $65mm for simplicity of illustration. Assumes $4mm maintenance capex per fleet for Hydraulic Fracturing, based 6 on 25.0 (A), 34.4 (B) and 50.0 (C) fully utilized fleets, plus capex for all other services. Strategic capex for development of equipment technology. 20 Fully-Utilized FleetsIllustrative Earnings Potential Significant free cash flow in a range of scenarios + ~$250 – $900+ million ~$100 – 160+ million 3 Hydraulic Fracturing Adjusted EBITDA Other Services Adjusted EBITDA $100 $115 $136 $145 $160 Annualized Adj. EBITDA / Fully-Utilized Fleet 1 ü Wireline & Pumpdown $33mm 1 1 2Q19: $10.0 $11.3 $13.5 $14.8 $18.0 Annualized: $132mm ü Cementing 25.0 $250 $282 $338 $369 $450 ü Coiled Tubing 1 $1mm 2Q19: 30.0 $300 $339 $405 $443 $540 ü Well Support Services Annualized: $4mm 34.4 $344 $388 $465 $508 $619 + $100+ million 40.0 $400 $451 $541 $591 $720 Annualized cost synergies 50.0 $500 $564 $676 $739 $900 = Free Cash Flow 2Q19 Summary A B C 2 Hydraulic Fracturing $250 $465 $900 Annualized EBITDA/fleet Fully-Utilized Fleets Other Businesses 100 136 160 1 22.0 fleets $14.8mm Synergies 100 100 100 4 Corporate G&A (65) (65) (65) 1 12.4 fleets $11.3mm Total Adj. EBITDA $385 $636 $1,095 5 Maintenance Capex (150) (220) (300) Total: 34.4 fleets Wtd. Avg: $13.5mm 6 Strategic Capex (15) (50) (60) Free Cash Flow $220 $366 $735 1 2 3 See Appendix for a reconciliation of non-GAAP measures. Annualized EBITDA per fully-utilized fleet. For Keane, includes Other Services segment (cementing) and reflects Adjusted Gross Profit. For C&J, includes Cased-hole Wireline and Pumpdown Services, Other Completions Services, Well Construction and Intervention 4 Services segment, and Well Support Services segment. Reflects $64mm of 2Q19 run-rate C&J corporate G&A not allocated to business units, excluding $3.4mm of 5 non-cash stock compensation expense; rounded to $65mm for simplicity of illustration. Assumes $4mm maintenance capex per fleet for Hydraulic Fracturing, based 6 on 25.0 (A), 34.4 (B) and 50.0 (C) fully utilized fleets, plus capex for all other services. Strategic capex for development of equipment technology. 20 Fully-Utilized Fleets

Potential Uses of Free Cash Flow Management team focused on delivering value to shareholders Capital Return Balance Sheet Asset Optionality Strengthening Development ●● Stock Debt ● Technology to buyback retirement deliver next level of efficiency ● ● Recurring / Cash flow ● Next generation special dividend harvesting frac fleets Our Commitment to Shareholders Create Maximize Prioritize shareholder shareholder returns uses of free cash value focusing on ROI flow generation Strong cash flow generation, combined with track-record of delivering shareholder value 21Potential Uses of Free Cash Flow Management team focused on delivering value to shareholders Capital Return Balance Sheet Asset Optionality Strengthening Development ●● Stock Debt ● Technology to buyback retirement deliver next level of efficiency ● ● Recurring / Cash flow ● Next generation special dividend harvesting frac fleets Our Commitment to Shareholders Create Maximize Prioritize shareholder shareholder returns uses of free cash value focusing on ROI flow generation Strong cash flow generation, combined with track-record of delivering shareholder value 21

Transaction Closing Timeline Merger remains on track to be completed in the fourth quarter of 2019 Aug 2019 ü C&J reducing costs; 1 Expected Proxy Adjusted SG&A▼11% June 2019 ü merger materials (2Q19 vs. 1Q19) Merger closing made available announced (Q4 2019) July 2019 ü Aug 2019 ü C&J & Keane Early termination SEC approval shareholder of U.S. antitrust received votes review Integration implementation Integration planning Day 1 Execution integration plan including name and ticker change On plan with original schedule … robust integration plans progressing well 1 See Appendix for a reconciliation of non-GAAP measures. 22Transaction Closing Timeline Merger remains on track to be completed in the fourth quarter of 2019 Aug 2019 ü C&J reducing costs; 1 Expected Proxy Adjusted SG&A▼11% June 2019 ü merger materials (2Q19 vs. 1Q19) Merger closing made available announced (Q4 2019) July 2019 ü Aug 2019 ü C&J & Keane Early termination SEC approval shareholder of U.S. antitrust received votes review Integration implementation Integration planning Day 1 Execution integration plan including name and ticker change On plan with original schedule … robust integration plans progressing well 1 See Appendix for a reconciliation of non-GAAP measures. 22

Integration Planning & Strategy Robust integration planning focused on delivering value Stabilize Deliver Value Plan Vision DAY 1 - 90 DAY 90+ DAY 1 Focus Execution Principles Structure reduces complexity keep our promises guide our decisions reduces risk • Optimize supply chain • Safety & efficiency • Customers first • Integration office • Business continuity • Consolidate back • Preserve competitive • Leading consulting office strengths firm engaged • Customer interfaces • Optimize footprint • Deliver on our • Organizational design • Talent alignment commitments (product lines/regions) • Adopt best practices • Financial • Simplicity • Functional teams • Advance Technology consolidation working side by side • Best people, • Quick wins processes & systems • Synergy build Focused on delivering value to customers, employees and shareholders 23Integration Planning & Strategy Robust integration planning focused on delivering value Stabilize Deliver Value Plan Vision DAY 1 - 90 DAY 90+ DAY 1 Focus Execution Principles Structure reduces complexity keep our promises guide our decisions reduces risk • Optimize supply chain • Safety & efficiency • Customers first • Integration office • Business continuity • Consolidate back • Preserve competitive • Leading consulting office strengths firm engaged • Customer interfaces • Optimize footprint • Deliver on our • Organizational design • Talent alignment commitments (product lines/regions) • Adopt best practices • Financial • Simplicity • Functional teams • Advance Technology consolidation working side by side • Best people, • Quick wins processes & systems • Synergy build Focused on delivering value to customers, employees and shareholders 23

Joint Commitment to Technology Value-added technology a core part of our combined DNA Surface Technology Digital Capabilities Down-hole products • Well swap systems • Digital operating center • Optimize frac placement • Modular guns & greaseless • Logistics control tower • Improve well performance cable • Equipment health monitoring • Increase conductivity • Quick latch systems • Predictive maintenance • Utilize produced water • Fuel efficiency programs • Next generation equipment üüüüü Increase Reduce non- Decrease Generate Beneficial ESG efficiency productive time labor costs Revenue impacts Technology is an enabler to achieving next leg of efficiency and safety 24Joint Commitment to Technology Value-added technology a core part of our combined DNA Surface Technology Digital Capabilities Down-hole products • Well swap systems • Digital operating center • Optimize frac placement • Modular guns & greaseless • Logistics control tower • Improve well performance cable • Equipment health monitoring • Increase conductivity • Quick latch systems • Predictive maintenance • Utilize produced water • Fuel efficiency programs • Next generation equipment üüüüü Increase Reduce non- Decrease Generate Beneficial ESG efficiency productive time labor costs Revenue impacts Technology is an enabler to achieving next leg of efficiency and safety 24

Merger of Equals: C&J and Keane Scale & Diversity Across Services & Geographies 1 Significant Synergies & Value Creation 2 3 Strong Financial Position + 4 Complementary Cultures & Operating Philosophy 5 Positioned for Continued Innovation & Investment Keane and C&J: Safety, efficiency and differentiation through quality service and innovation 25Merger of Equals: C&J and Keane Scale & Diversity Across Services & Geographies 1 Significant Synergies & Value Creation 2 3 Strong Financial Position + 4 Complementary Cultures & Operating Philosophy 5 Positioned for Continued Innovation & Investment Keane and C&J: Safety, efficiency and differentiation through quality service and innovation 25

Appendix 26Appendix 26

Merger Summary • All-stock merger of equals • 1.6149 shares of Keane common stock issued for each outstanding share of C&J common stock Transaction • Share exchange expected to be tax-free Structure • Agreement permits cash dividend of $1.00 per share to C&J shareholders, prior to the completion of the merger • Transaction unanimously approved by Boards of Directors of both companies and the Special Committee of Keane Board • Pro-forma ownership of 50% Keane shareholders and 50% C&J shareholders Ownership • 12 member Board, consisting of 6 members from Keane (including Chief Executive Officer) and 6 members from C&J (including Chairman of the Board) • Patrick Murray (C&J) to serve as Chairman of the Board Governance • Robert Drummond (Keane) to serve as President and Chief Executive Officer & Leadership • Jan Kees van Gaalen (C&J) to serve as Executive Vice President, Chief Financial Officer • Greg Powell (Keane) to serve as Executive Vice President, Chief Integration Officer • Approval by shareholders of both companies o Keane Investor Holdings LLC, which includes an affiliate of Cerberus Capital Management L.P., Keane family and certain members of Keane management, owns Closing ~49% of the outstanding shares of Keane and has entered into a voting agreement to Conditions & support the merger Timeline • Regulatory approvals and other customary closing conditions • Expected to close Q4 2019 27Merger Summary • All-stock merger of equals • 1.6149 shares of Keane common stock issued for each outstanding share of C&J common stock Transaction • Share exchange expected to be tax-free Structure • Agreement permits cash dividend of $1.00 per share to C&J shareholders, prior to the completion of the merger • Transaction unanimously approved by Boards of Directors of both companies and the Special Committee of Keane Board • Pro-forma ownership of 50% Keane shareholders and 50% C&J shareholders Ownership • 12 member Board, consisting of 6 members from Keane (including Chief Executive Officer) and 6 members from C&J (including Chairman of the Board) • Patrick Murray (C&J) to serve as Chairman of the Board Governance • Robert Drummond (Keane) to serve as President and Chief Executive Officer & Leadership • Jan Kees van Gaalen (C&J) to serve as Executive Vice President, Chief Financial Officer • Greg Powell (Keane) to serve as Executive Vice President, Chief Integration Officer • Approval by shareholders of both companies o Keane Investor Holdings LLC, which includes an affiliate of Cerberus Capital Management L.P., Keane family and certain members of Keane management, owns Closing ~49% of the outstanding shares of Keane and has entered into a voting agreement to Conditions & support the merger Timeline • Regulatory approvals and other customary closing conditions • Expected to close Q4 2019 27

Non-GAAP Reconciliations C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF FRACTURING NET INCOME TO FRACTURING ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Fracturing net income $ 5,539 Adjustments, net of tax: Depreciation and amortization 26,670 Loss on disposal of assets 2,409 Non-cash share-based compensation 210 Severance and business divestiture costs 248 Fracturing Adjusted EBITDA $ 35,076 Annualized Fracturing Adjusted EBITDA $ 140,304 Average fully-utilized fleets 12.4 Annualized Adjusted EBITDA per fully-utilized fleet $ 11,284 Note: Adjusted EBITDA per fully-utilized fleet on an annualized basis, is a non-GAAP measure and is defined as (i) the earnings before net interest expense, income taxes, depreciation and amortization, other income (expense), gain or loss on disposal of assets, acquisition-related costs and other non-routine items for the fracturing product line, (ii) divided by the fully-utilized fleets (average active fleets multiplied by fleet utilization) per quarter, and then (iii) multiplied by four. 28Non-GAAP Reconciliations C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF FRACTURING NET INCOME TO FRACTURING ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Fracturing net income $ 5,539 Adjustments, net of tax: Depreciation and amortization 26,670 Loss on disposal of assets 2,409 Non-cash share-based compensation 210 Severance and business divestiture costs 248 Fracturing Adjusted EBITDA $ 35,076 Annualized Fracturing Adjusted EBITDA $ 140,304 Average fully-utilized fleets 12.4 Annualized Adjusted EBITDA per fully-utilized fleet $ 11,284 Note: Adjusted EBITDA per fully-utilized fleet on an annualized basis, is a non-GAAP measure and is defined as (i) the earnings before net interest expense, income taxes, depreciation and amortization, other income (expense), gain or loss on disposal of assets, acquisition-related costs and other non-routine items for the fracturing product line, (ii) divided by the fully-utilized fleets (average active fleets multiplied by fleet utilization) per quarter, and then (iii) multiplied by four. 28

Non-GAAP Reconciliations (cont.) C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF OTHER SERVICES ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Non-fracturing net loss of the Completion Services reportable segment $ (401) Adjustments, net of tax: Depreciation and amortization 10,237 (Gain) loss on disposal of assets (223) Other (income) expense, net 312 Severance and business divestiture costs 1,815 Non-cash share-based compensation, excluding severance 887 Restructuring and other costs 3 Non-fracturing Adjusted EBITDA of the Completion Services reportable segment $ 12,630 Well Construction & Intervention Services reportable segment Adjusted EBITDA $ 6,947 Well Support Services reportable segment Adjusted EBITDA 13,383 Other Services Adjusted EBITDA $ 32,960 Annualized Other Services Adjusted EBITDA $ 131,840 Note: Non-fracturing Adjusted EBITDA for the Completion Services segment, is a non-GAAP measure and is defined as (i) the earnings before net interest expense, income taxes, depreciation and amortization, other income (expense), gain or loss on disposal of assets, acquisition-related costs and other non-routine items for the non-fracturing product lines of the Completion Services segment. For the annualized number, the Other Services Adjusted EBITDA for the quarter is multiplied by four. In addition, Adjusted EBITDA at the segment level is not considered to be a non-GAAP financial measure as it is our segment measure of profit or loss and is required to be disclosed under GAAP pursuant to ASC 280. Reconciliations of Adjusted EBITDA from net income at a segment level are being provided as supplemental financial information. 29Non-GAAP Reconciliations (cont.) C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF OTHER SERVICES ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Non-fracturing net loss of the Completion Services reportable segment $ (401) Adjustments, net of tax: Depreciation and amortization 10,237 (Gain) loss on disposal of assets (223) Other (income) expense, net 312 Severance and business divestiture costs 1,815 Non-cash share-based compensation, excluding severance 887 Restructuring and other costs 3 Non-fracturing Adjusted EBITDA of the Completion Services reportable segment $ 12,630 Well Construction & Intervention Services reportable segment Adjusted EBITDA $ 6,947 Well Support Services reportable segment Adjusted EBITDA 13,383 Other Services Adjusted EBITDA $ 32,960 Annualized Other Services Adjusted EBITDA $ 131,840 Note: Non-fracturing Adjusted EBITDA for the Completion Services segment, is a non-GAAP measure and is defined as (i) the earnings before net interest expense, income taxes, depreciation and amortization, other income (expense), gain or loss on disposal of assets, acquisition-related costs and other non-routine items for the non-fracturing product lines of the Completion Services segment. For the annualized number, the Other Services Adjusted EBITDA for the quarter is multiplied by four. In addition, Adjusted EBITDA at the segment level is not considered to be a non-GAAP financial measure as it is our segment measure of profit or loss and is required to be disclosed under GAAP pursuant to ASC 280. Reconciliations of Adjusted EBITDA from net income at a segment level are being provided as supplemental financial information. 29

Non-GAAP Reconciliations (cont.) C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF SG&A TO ADJUSTED SG&A (in thousands) (unaudited) Three Months Ended June 30, 2019 March 31, 2019 SG&A $ 54,562 $ 53,684 Severance and business divestiture costs (5,748) (1,079) Merger/transaction-related costs (2,640) - Restructuring costs and other (70) (861) Adjusted SG&A $ 46,104 $ 51,744 Note: Adjusted SG&A is defined as selling, general and administrative expenses adjusted for severance and business divestiture costs, merger/transaction-related costs, restructuring costs and other non-routine items. 30Non-GAAP Reconciliations (cont.) C&J ENERGY SERVICES, INC. AND SUBSIDIARIES RECONCILIATION OF SG&A TO ADJUSTED SG&A (in thousands) (unaudited) Three Months Ended June 30, 2019 March 31, 2019 SG&A $ 54,562 $ 53,684 Severance and business divestiture costs (5,748) (1,079) Merger/transaction-related costs (2,640) - Restructuring costs and other (70) (861) Adjusted SG&A $ 46,104 $ 51,744 Note: Adjusted SG&A is defined as selling, general and administrative expenses adjusted for severance and business divestiture costs, merger/transaction-related costs, restructuring costs and other non-routine items. 30

Non-GAAP Reconciliations (cont.) KEANE GROUP, INC. AND SUBSIDIARIES RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Completion Other Corporate and Total Services Services Other Net income (loss) $ 36,856 $ 468 $ (42,305) $ (4,981) Interest expense, net - - 5,477 5,477 Income tax expense - - 564 564 Depreciation and amortization 65,672 631 3,583 69,886 EBITDA $ 102,528 $ 1,099 $ (32,681) $ 70,946 Plus Management Adjustments: Acquisition, integration and expansion - - 6,108 6,108 Non-cash stock compensation - - 5,637 5,637 Other - - (326) (326) Total Adjusted EBITDA $ 102,528 $ 1,099 $ (21,262) $ 82,364 Less: Adjusted EBITDA attributable to Other Services (1,099) Completions Services Adjusted EBITDA $ 81,265 Annualized Completions Services Adjusted EBITDA 325,060 Average deployed hydraulic fracturing fleets 23.0 Fully-utilized hydraulic fracturing fleets 22.0 1 Hydraulic fracturing utilization 96% Annualized Adjusted EBITDA per fully-utilized fleet $ 14,775 1 Fully-utilized hydraulic fracturing fleets divided by Average deployed hydraulic fracturing. Note: Adjusted EBITDA per fully-utilized fleet on an annualized basis, is a non-GAAP measure and is defined as (i) net income (loss) adjusted to eliminate the impact of interest, income taxes, depreciation and amortization, along with certain items management does not consider in assessing ongoing performance, (ii) divided by the fully-utilized hydraulic fracturing fleets (average deployed hydraulic fracturing fleets multiplied by hydraulic fracturing fleet utilization) per quarter, and then (iii) multiplied by four. 31Non-GAAP Reconciliations (cont.) KEANE GROUP, INC. AND SUBSIDIARIES RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA (in thousands, except fleet data) (unaudited) Three Months Ended June 30, 2019 Completion Other Corporate and Total Services Services Other Net income (loss) $ 36,856 $ 468 $ (42,305) $ (4,981) Interest expense, net - - 5,477 5,477 Income tax expense - - 564 564 Depreciation and amortization 65,672 631 3,583 69,886 EBITDA $ 102,528 $ 1,099 $ (32,681) $ 70,946 Plus Management Adjustments: Acquisition, integration and expansion - - 6,108 6,108 Non-cash stock compensation - - 5,637 5,637 Other - - (326) (326) Total Adjusted EBITDA $ 102,528 $ 1,099 $ (21,262) $ 82,364 Less: Adjusted EBITDA attributable to Other Services (1,099) Completions Services Adjusted EBITDA $ 81,265 Annualized Completions Services Adjusted EBITDA 325,060 Average deployed hydraulic fracturing fleets 23.0 Fully-utilized hydraulic fracturing fleets 22.0 1 Hydraulic fracturing utilization 96% Annualized Adjusted EBITDA per fully-utilized fleet $ 14,775 1 Fully-utilized hydraulic fracturing fleets divided by Average deployed hydraulic fracturing. Note: Adjusted EBITDA per fully-utilized fleet on an annualized basis, is a non-GAAP measure and is defined as (i) net income (loss) adjusted to eliminate the impact of interest, income taxes, depreciation and amortization, along with certain items management does not consider in assessing ongoing performance, (ii) divided by the fully-utilized hydraulic fracturing fleets (average deployed hydraulic fracturing fleets multiplied by hydraulic fracturing fleet utilization) per quarter, and then (iii) multiplied by four. 31

Keane Investor Contacts C&J Investor Contacts Greg Powell Marc Silverberg Jan Kees “JK” van Gaalen Daniel Jenkins President & CFO Managing Director (ICR) Chief Financial Officer VP – Investor Relations investors@keanegrp.com marc.silverberg@icrinc.com investors@cjenergy.com investors@cjenergy.com 32Keane Investor Contacts C&J Investor Contacts Greg Powell Marc Silverberg Jan Kees “JK” van Gaalen Daniel Jenkins President & CFO Managing Director (ICR) Chief Financial Officer VP – Investor Relations investors@keanegrp.com marc.silverberg@icrinc.com investors@cjenergy.com investors@cjenergy.com 32